                January 25, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Mark C. Shannon
Branch Chief

Re:	Emerald Dairy Inc.
Form 10-K for Fiscal Year Ended December 31, 2009, As Amended
Filed April 1, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 000-52174

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K for the fiscal year ended December 31, 2009 of Emerald Dairy Inc. (the “Company”), filed April 1, 2010 (the “Form 10-K”), and the Form 10-Q for the fiscal quarter ended September 30, 2010, filed November 15, 2010 (the “Form 10-Q”), by letter dated December 21, 2010, to Mr. Shu Kaneko, the Company’s Chief Financial Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have inserted each of your comments above the corresponding response.

We trust that you will concur with our view that, based on the nature of the Company’s proposed modified disclosure in response to the Staff’s comments, no amendments to the Company’s previously filed Form 10-K and Form 10-Q are required and, where applicable, the Company proposes to comply with the Staff’s comments in its Form 10-K for the year ended December 31, 2010 (“2010 10-K”).  If you are not able to so concur, kindly so advise us.

Form 10-K, As Amended, for Fiscal Year Ended December 31, 2009

Products, page F-8

1.
Comment: We note your reference to ‘subcontracting’ milk powder sales under this heading and throughout your filing.  Please expand your disclosure, where appropriate, to provide the reader with an understanding of the nature of your subcontracting arrangements.

Securities and Exchange Commission
January 25, 2011

Response: The Company’s subcontracting arrangements consist of the Company producing milk powder products for third parties, which then resell such products under their own brand names.  The Company’s subcontracting activities are carried out pursuant to written contracts, the terms of which are negotiated on a case-by-case basis.

The Company will endeavor to expand its disclosure in the 2010 Form 10-K, where appropriate, to provide the reader with a better understanding of the nature of its subcontracting arrangements.

Note 12. Income Taxes, page 23

2.	Comment: Please expand your disclosure under this heading to disclose the following or otherwise explain to us why you do not believe this disclosure is warranted:

•	the total of all deferred tax liabilities and assets, as required by ASC 740-10-50-2(a) and (b); and

•	the total valuation allowance for the periods presented, as required by ASC 740-10-50-2(c).

Response: The Company has reviewed the referenced accounting guidance and will add disclosure in substantially the following format to the 2010 Form 10-K (modified as appropriate for the time periods presented):

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	Year Ended December 31,
Deferred tax assets:	2009	2008
Net operating loss carryforward	$2,879,300	$1,480,100
Valuation allowance	(2,879,300)	(1,480,100)
Net deferred tax asset	$-	$-

Note 17. Equity, page F-32

3.
Comment: We note your discussion of the ‘First Offer’ you commenced on April 24, 2008 and the ‘Second Offer’ you commenced on June 19, 2009 in which your outstanding warrants were modified.  Please tell us what, if any expense was recorded related to the additional value you conveyed in modifying your outstanding warrants.  Similar concerns apply to the ‘Third Offer’ you describe in you Form 10-Q for the fiscal quarter ended September 30, 2010.

Securities and Exchange Commission
January 25, 2011

Response: All of the warrants included in the three tender offers the Company conducted were issued by the Company in connection with private offerings of units of common stock and warrants the Company consummated in October 2007 (the “Offerings”).  The warrants issued in the Offerings were valued and recorded by the Company pursuant to EITF 00-19, with no expense recorded at that time.  At the time the Company conducted each warrant tender offer, management determined that the modification of the warrants in connection with such warrant tender offer did not change the classification of the warrants under EITF 00-19 (now ASC 815-40) as permanent equity.  Therefore, pursuant to EITF 00-19, subsequent changes in the fair value of the warrants were not recognized and no expenses were recorded in connection with the modification of the warrants.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 13. Notes Payable, page 13

4.
Comment:  We note the decrease in the amount of the June 2008 notes of $856,890 and the pay-off of the Notes dated November 2008 of $500,000.  Please explain to us why your cash flow statement reflects cash out for the repayments of notes payable of only $477,464.

Response: On April 6, 2010, the holder of a June 2008 note in the principal amount of $856,890 delivered a written request to the Company to apply the $879,427 balance due to him under his note (which balance included $22,536 (rounded) of accrued and unpaid interest) to the exercise of an aggregate of 872,856 amended warrants he received in connection with the warrant tender offer the Company consummated on March 17, 2010.  The Company’s board of directors approved the request and, accordingly, as of April 6, 2010, the noteholder exercised his amended warrants and his June 2008 note was deemed to have been repaid in full and canceled.  The Company respectfully refers the Staff to Note 15, “Equity — Warrant Tender Offers” in the Form 10-Q for disclosure regarding the noteholder’s request to apply the principal and interest due to him under June 2008 note to the exercise of his amended warrants.

As a result of the foregoing transaction, the outstanding principal amount of the June 2008 notes was reduced to $1,716,411, as reflected in Note 13, “Notes Payable” in the Form 10-Q.  Since this was a non-cash transaction, the cash flow statement in the Form 10-Q does not reflect cash out for the repayment of this note.

The Company acknowledges that the cash flow statement should reflect cash out for the repayments of notes payable of $500,000, in connection with the pay-off of the Notes dated November 2008.  The Company inadvertently included the $22,536 (rounded) of interest paid in connection with the non-cash transaction described above to “Cash flows from financing activities – Repayments of notes payable” instead of, more correctly, as an increase in “Cash flows from operating activities – Net change in assets and liabilities – Accounts payable and accrued expenses.”  As a result, the cash flow statement in the Form 10-Q reflects cash out for the repayments of notes payable of $477,464, rather than $500,000.

Securities and Exchange Commission
January 25, 2011

Note 20. Subsequent Events, page 22

5.
Comment:  We note your statement that “Management has evaluated subsequent events from October 1, 2010 to November 15, 2010, …, and has concluded the following events should be reported during this period.”  Please expand your disclosure to address the subsequent events you indicate should be reported, or otherwise advise.

Response:  The Staff’s comment is noted.  The Company wishes to advise the Staff that management had actually determined that there were no subsequent events to be reported for the period between October 1, 2010 and November 15, 2010.

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding any of our responses to the comment letter, please do not hesitate to contact Jeffrey Rinde of Blank Rome LLP, our outside legal counsel, at (212) 885-5335 (fax: (917) 332-3009).

Very truly yours,

/s/ Shu Kaneko

Shu Kaneko
Chief Financial Officer